FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST FILES STATEMENT OF RESERVES DATA

CALGARY, ALBERTA - May 20, 2004 - Enterra Energy Trust (“Enterra”) (TSX: ENT.UN; NASDAQ: EENC) yesterday filed its Initial Annual Information Form which includes Enterra’s reserves data and other oil and gas information for the year ended December 31, 2003 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators.  Copies of Enterra’s Renewal Annual Information Form may be obtained on www.sedar.com or by contacting the Chief Financial Officer of Enterra at the number set forth below.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterra Energy Trust

Investor Relations Counsel:

Luc Chartrand

The Equity Group
President & Chief Executive Officer

Linda Latman (212) 836-9609
Telephone: (403) 213-2502

Sarah Torres (212) 836-9611
Fax: (403) 294-1197                                                               www.theequitygroup.com

Lynn Wiebe
Chief Financial Officer

Telephone: (403) 538-3237
Fax: (403) 294-1197

www.enterraenergy.com